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March 20, 2006



Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549


Re: Merrill Lynch Mortgage Investors, Inc.
    Registration Statement on Form S-3
    File No. 333-130545
    --------------------------------------

Ladies and Gentlemen:


         On behalf of Merrill Lynch Mortgage Investors, Inc. ("MLMI"), we hereby submit for filing under the Securities Act of 1933, as amended, via EDGAR, Amendment No. 2 to MLMI's Registration Statement on Form S-3.



         This filing is in response to comments received from the Securities and Exchange Commission March 17, 2006 and attached hereto as Exhibit A (the "Comment Letter"). Please find our responses listed below. The response numbers correspond to the numbers of the comments in the Comment Letter.



REGISTRATION STATEMENT ON FORM S-3



Base Prospectus



General



      1. We have revised the second bullet point on page ii of the Base Prospectus to eliminate the suggestion that the Base Prospectus will be contradicted by a Prospectus Supplement.



Exhibits



Pooling and Servicing Agreement



      2. We have eliminated the concept of the type of accountant engagement formerly referenced in Section 3.18(a) as we will only be expecting the accountant's report required under Regulation AB. "Section 302 Requirements" refers to any rules or regulations promulgated pursuant to the Sarbanes Oxley Act of 2002 (as such may be amended from time to time).

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         2



         If there are any questions with respect to the enclosed materials, please do not hesitate to call me at (215) 994-2777.

         Sincerely,

         Steven J. Molitor

         Enclosure


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                                   EXHIBIT A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Mail Stop 3651



                                                                  March 17, 2006



Via U.S. Mail



Michael M. McGovern
Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 28th Floor
New York, New York 10080



RE:  MERRILL LYNCH MORTGAGE INVESTORS, INC.
     REGISTRATION STATEMENT ON FORM S-3
     FILED FEBRUARY 24, 2006
     FILE NO. 333-130545



Dear Mr. McGovern:



      We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.



      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.



      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



REGISTRATION STATEMENT ON FORM S-3



Base Prospectus



General



      1. We reissue our prior comment 6. Please revise the second bullet point on page ii.



Exhibits



Pooling and Servicing Agreement



      2. Refer to Section 3.18. Please tell us the purpose of paragraph (a) of this section and when this type of accountant engagement would take place. Also, please tell us the meaning of "Section 302 Requirements." Please note the substitution of another type of accountant's report will not satisfy the reporting requirements under Exchange Act Rule 15d-18



CLOSING



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3348.



                                                            Sincerely,



                                                            Jennifer G. Williams
                                                            Special Counsel




cc: via facsimile
    Steven J. Molitor
    Dechert LLP
    (215) 655-2777